July 12, 2024

Weilai (Will) Zhang
Chief Executive Officer
Antelope Enterprise Holdings Limited
Room 1802, Block D, Zhonghai International Center
Hi-Tech Zone, Chengdu
Sichuan Province, PRC

       Re: Antelope Enterprise Holdings Limited
           Amendment No 1 to Registration Statement on Form F-1
           Filed June 28, 2024
           File No. 333-279733
Dear Weilai (Will) Zhang:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 10, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1
Enforcement of Civil Liabilities, page 111

1. We note the revisions made in response to prior comment 4. Please confirm, if true, that
       Weilai Zhang, Houyou Zhang and Huashu Yuan are U.S. residents and make any necessary revisions to this disclosure.
General

2. We note the revisions made in response to prior comment 5. We note the following:

                Cover page disclosure indicates that each of the three subscription agreements provides for the sale of up to 10,000,000 Class A ordinary shares. It also indicates the subscription agreements will be terminated automatically on the earliest of (i) April 1,
 July 12, 2024
Page 2

           2027 or (ii) the date on which the investor shall have made payment for all
           30,000,000 Class A Ordinary Shares. As each investor appears to be subscribing for only up to 10,000,000 shares, it appears the description of the termination provision may contain an error as it references 30,000,000 shares. Please revise or advise.

             Disclosures on the cover page and page 108 of the calculation of the price per share under the equity line agreements appears to differ from the disclosures on pages 12 and 64. Please reconcile the discrepancies between these disclosure or advise. If disclosures continue to reference defined terms, such as Commitment Period, ensure you provide the definitions of these terms. Additionally, ensure you provide examples of how any formulas work and include all inputs used in these examples.

             The example you provide on page 12 appears to contain an error. In this regard, disclosure on this page indicates the subscription price is equal to the lesser of the (i)
           the average closing price of the Class A Ordinary Shares during the Commitment
           Period, or (ii) $1.12. It is unclear how the subscription price would be $2.00 per share as the formula appears to capped at $1.12 per share. Please revise or advise.

       Additionally, please ensure your disclosure accurately summarizes the equity line agreement. Lastly confirm, if true, that each of the equity line agreements operates independently of one another.
3. We note your response to prior comment 7 that there is no relationship between the each of the four different equity line investors. Footnotes 4 and 6 to the selling shareholder table on page 108 appear to indicate that the same individual, Min Xu, controls two of the entities. Please advise.
       Please contact Uwem Bassey at 202-551-3433 or Mitchell Austin at 202-551-3574 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Joan Wu